BD 3/5

03013643

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53679

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING March 4, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Order Execution Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

194 Nassau Street
(No. and Street)

Princeton (City) New Jersey (State) 08542 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Frazzitta (609) 430-4682
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith + Brown
(Name – *if individual, state last, first, middle name*)

120 Albany Street, Suite 201 (Address) New Brunswick (City) NJ (State) 08901 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED MAR 04 2003 WASH. D.C. 165 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 20 2003

OATH OR AFFIRMATION

I, DAVID SCHECKEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Order Execution Services, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CHIEF EXECUTIVE OFFICER

Title

Notary Public

TRACY G. LeBLON
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES AUG. 31, 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

PUBLIC REPORT

ORDER EXECUTION SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

120 Albany Street
Suite 201
New Brunswick, New Jersey 08901 USA
732 828 1614 . fax 732 828 5156
www.withum.com

Additional Offices in New Jersey
and Pennsylvania

INDEPENDENT AUDITORS' REPORT

To the Members,
Order Execution Services, LLC:

We have audited the statement of financial condition of Order Execution Services, LLC, as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Order Execution Services, LLC, as of December 31, 2002 in conformity with accounting principles generally accepted by the United States of America.

Withum Smith Brown

February 25, 2003

ORDER EXECUTION SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS	
Cash and Cash Equivalents	$ 699,668
Deposits at Clearing Organizations and Others (Cash of $813,831 and Securities of $36,000)	849,831
Receivables from Broker-Dealers and Clearing Organizations	206,422
Receivables from Customers, Net of Allowance for Doubtful Accounts of $60,000	142,411
Equipment, Furniture, Fixtures and Improvements at Cost, Net of	1,023,773
Other Assets	25,337
TOTAL ASSETS	$2,947,442
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Note payable	$ 85,425
Accounts payable	496,176
Accrued expenses and other current liabilities	458,040
Total Liabilities	1,039,641
Commitments	
Subordinated Borrowings	535,333
Members' Equity	1,372,468
TOTAL LIABILITIES AND MEMBERS' EQUITY	$2,947,442

The accompanying notes are an integral part of this financial statement.

ORDER EXECUTION SERVICES, LLC
NOTES TO FINANCIAL STATEMENT

Note A - Organization:

Order Execution Services, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Pacific Exchange, Inc. (PCX). The Company was formed under the Limited Liability Company laws of the State of New Jersey in 2001, and was in the development stage until March 4, 2002 (date of commencement of operations. The Company is primarily engaged in providing listed order executions to regional broker-dealers for which it receives commissions. The Company is a member of the Chicago Stock Exchange, the Boston Stock Exchange, the Philadelphia Stock Exchange and the Pacific Exchange.

Note B - Significant Accounting Policies:

Revenue Recognition

The Company records proprietary transactions in securities and the related revenue and expenses on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Equipment, Furniture, Fixtures and Improvements

Equipment, furniture, fixtures and improvements are recorded at cost less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, which range from three to ten years. Gains and losses on depreciable assets retired or sold are recognized in the statement of income in the year of disposal. Repairs and maintenance expenditures are expensed as incurred. Expenditures for betterments and major renewals are capitalized and, therefore, are included in equipment, furniture, fixtures and improvements.

Concentration of Credit Risk

The Company maintains cash balances, at times, with financial institutions in amounts, which are more than amounts insured by the Federal Deposit Insurance Corporation. Management monitors the soundness of these institutions and considers the Company's risk negligible.

Straight-Line Rent

The Company recognizes rent expense on a straight-line basis over the term of the building lease.

Receivables and Credit Policy

Receivables are obligations due from customers under terms requesting payments up to sixty days from the service date depending on the customer. The Company does not accrue interest on unpaid receivables. Customer receivable balances with invoice dates over ninety days are reviewed for delinquency. Management reviews these accounts taking into consideration the size of the outstanding balance and the past history with the customer. The carrying amount of receivables is reduced by a valuation allowance that reflects management's best estimate of the amount that will not be collected.

Note B - Significant Accounting Policies (Continued):

Receivables and Credit Policy (Continued)
Payments of accounts receivable are allocated to specific invoices identified on the customer's remittance advice or, if unspecified, are applied to earliest unpaid invoices.

Note C - Receivables:

Receivables at December 31, 2002 consist of:

Broker-Dealers and Clearing Organizations	$ 206,422
Customers	202,411
	408,833
Allowance For Doubtful Accounts	(60,000)
	$ 348,833

Note D - Equipment, Furniture, Fixtures and Improvements:

Equipment, furniture, fixtures and improvements are summarized as follows at December 31, 2002:

Computer Equipment	$ 666,995
Computer Software	476,451
Furniture and Fixtures	8,004
Leasehold Improvements	20,210
Total Equipment, Furniture, Fixtures and Improvements	1,171,660
Less: Accumulated Depreciation	147,887
Equipment, Furniture, Fixtures and Improvements At Cost, Net	$ 1,023,773

Depreciation expense amounted to $147,887 for the period March 4, 2002 (date of commencement of operations) through December 31, 2002.

Note E - Note Payable:

The Company has a note payable outstanding at December 31, 2002 in the amount of $85,425, which bears interest at 6 percent per annum, is payable in monthly installments of principal and interest of $43,033, and is due February 1, 2003. The note is secured by assets acquired in conjunction with the issuance of the note.

Note F - Financial Instruments:

The Company has options to purchase membership units in a privately held Delaware Limited Liability Company, with whom the Company conducts business. The options and units are not publicly traded and do not have a readily determinable value; therefore the Company has assigned no value to these options.

Note G - Subordinated Borrowing and Related Party Transactions:

The Company has subordinated notes outstanding at December 31, 2002 in the amounts of $248,333 and $287,000, which mature on March 31, 2001 and December 31, 2007, respectively. These notes are due to an immediate family member of one of the members of the Company and bear interest at 8 and 9 percent per annum. Interest expense incurred on these loans amounted to $31,926 for the period March 4, 2002 (date of commencement of operations) through December 31, 2002.

ORDER EXECUTION SERVICES, LLC
NOTES TO FINANCIAL STATEMENT

Note H - Commitments and Contingencies:

The Company is liable under long-term operating leases for membership seats on various exchanges, office space and office equipment from unrelated parties.

Aggregate minimum annual lease commitments of the Company under non-cancelable operating leases as of December 31, 2002 are as follows:

Year	Amount
2004	$ 243,250
2004	233,454
2005	204,755
2006	192,004
2007	192,004
Thereafter	576,012
Total Minimum Lease Payments	$1,641,479

The rent expense for the Company relating to these leases was $250,315 for the period March 4, 2002 (date of commencement of operations) to December 31, 2002.

Note I - Income Taxes:

The income of the Company is included in the current taxable income of the members. Consequently, net income is presented without a provision for income taxes.

Note J - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $5,000 or 12.5 percent of aggregate indebtedness. At December 31, 2002, the Company had net capital of $699,970, which was $570,015 in excess of its required net capital of $129,955.

Note K- Retirement Plan:

The Company has a thrift and savings plan for salaried employees meeting certain service requirements, which qualifies under Section 401(k) of the Internal Revenue Service Code. The Company's matching contributions to this plan are discretionary. In addition, the plan allows for discretionary profit sharing contributions to be made for all eligible employees meeting service and age requirements. The Company did not make a matching or profit sharing contribution to the plan for the period March 4, 2002 (date of commencement of operations) through December 31, 2002.

Note L - Off-Balance-Sheet Risk:

In the normal course of business, the Company's customer activities include the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note M - Concentrations:

The Company introduces a substantial portion of its customer business through Bear Stearns Securities Corp. (BSCC), a wholly owned subsidiary of The Bear Stearns Companies, Inc. The Company's net revenues from the business are collected by BSCC and remitted to the Company weekly, net of clearing expenses.